

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 6, 2009

Donald J. Hinson
Senior Vice President and
Chief Financial Officer
Heritage Financial Corporation
201 Fifth Avenue SW
Olympia, Washington 98501

> **Re:** **Heritage Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 0-29480**

Dear Mr. Hinson:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Heritage Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business
Supervision and Regulation − Emergency Economic Stabilization Act, page 17

1.   Please delete the last paragraph of this section.

Item 5. Market for the Registrant's Common Equity...., page 24

2.   Revise the stock repurchase table to include only shares repurchased during the periods covered by the table in the "Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs" column.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies
Goodwill, page 29

3.   It appears that your market capitalization is significantly below the book value of your equity and has been for consecutive quarters. Please tell us when you completed your annual impairment test. Additionally, advise us whether you have performed an interim impairment test in each of these periods. If not, please explain how you analyzed the difference to conclude that an impairment test is not necessary. Please explain any qualitative and quantitative factors you considered (e.g. reconciliation). If you have performed an interim impairment test, please provide us with a summary of your results in Step 1 and Step 2, if applicable. We may have further comment.

Item 8. Financial Statements
Notes to Consolidated Financial Statements
Note (4)-Investment Securities, page F-17

4.   We note in June 2008, the Company recorded an other than temporary impairment charge of $1.1 million relating to its $9.6 million investment in the AMF Ultra Short Mortgage Fund (the "Fund"). Further, we note in July 2008, the Company redeemed its shares in the Fund for cash and securities and that in December 2008, the Company recorded an additional impairment charge of $668k related to credit downgrades of specific securities acquired in the redemption. Please tell us and revise your future filings to disclose:

- the amount of shares in the Fund redeemed in cash vs. securities;
- the type and accounting classification (HFS, HTM) of securities received;

- the type, carrying value and fair value of securities deemed other than temporarily impaired at December 31, 2008; and
- the type, carrying value and fair value of securities not deemed other than temporarily impaired at December 31, 2008 and why they were not also deemed other than temporarily impaired.

5.   We note gross unrealized losses on your collateralized mortgage obligations increased significantly from $0.2 million at December 31, 2007 to $1.1 million at December 31, 2008. Please revise your future filings to disclose the nature and type of assets underlying these securities, for example, the types of loans (sub-prime, Alt-A, or home equity lines of credit) and the years of issuance as well as information about the credit ratings of the securities, including changes or potential changes to those ratings. Provide us with your proposed future disclosure.

Note 7- FHLB Advances and Stock, page F-19

6.   Please tell us and revise your future filings to disclose whether you believe your investment in FHLB Seattle stock is other than temporarily impaired. Discuss the various positive and negative factors considered when making this determination. For example, regarding your December 31, 2008 analysis, discuss how you considered the fact that the FHLB Seattle is subject to a regulatory order that generally requires approval prior to redeeming or paying dividends on common stock and the fact that they incurred a net loss for the three months ended September 30, 2008.

Item 9A. Controls and Procedures
Changes in Internal Control Over Financial Reporting, page 41

7.   Amend your disclosure to address any change in your internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Item 11. Executive Compensation
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 12

8.   Please tell us why you have not disclosed the performance targets utilized in determining the annual incentive bonus amounts for your named executive officers for the 2008 fiscal year. For example, you have not disclosed the specific net income targets that were used. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to

Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

9.   Please tell us whether you engaged in any benchmarking of total compensation, or any material element of compensation, identifying the benchmark and, if applicable, its components. If so, identify the component companies that make up the compensation peer group and the basis for selecting the peer group. In addition, describe how the compensation committee used comparative compensation information in determining compensation or compensation ranges for each of the compensation components. Please also disclose whether the compensation committee deviated from peer group benchmarks in setting executive compensation, and if so, state the reasons for such deviation. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05.

Compensation Committee Report, page 23

10.   We note that the Compensation Committee Report does not include the compensation committee's certification that it has reviewed with senior risk officers the senior executive officers' incentive compensation arrangements and has made reasonable efforts to ensure that such arrangements do not encourage senior executive officers to take unnecessary and excessive risks that threaten the value of the financial institution. Please tell us why you have not included this certification. Refer to TARP Capital Purchase Program, Interim Final Rule, 73 FR 62205, October 20, 2008.

Item 13. Certain Relationships and Related Transactions
Definitive Proxy Statement on Schedule 14A
Interest of Management in Certain Transactions, page 25

11.   We note the disclosure that transactions with directors and executive officers were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to disclose, if accurate, that all such transactions were loans and that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K. In addition, delete the "in the opinion of management" qualification from the last sentence of that paragraph.

Item 15. Exhibits and Financial Statement Schedules, page 43

12.   We note disclosure in your definitive proxy statement regarding a non-binding letter of understanding with Donald V. Rhodes pursuant to which Mr. Rhodes receives an annual salary of $75,000. We also note disclosure regarding an Incentive Plan pursuant to which executives may receive cash bonus awards. Please tell us why those documents are not listed in your exhibit index. Additionally, it appears that your entry into the letter of understanding and your adoption of the Incentive Plan were never reported on Form 8-K. Please tell us why you concluded that it was not necessary to report those events.

Exhibit 31

13.   We note that your certifications included as Exhibit 31 to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. In particular, the word "annual" has been added to paragraphs 2, 3 and 4 and the language "(or persons performing the equivalent functions)" has been deleted from paragraph 5. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Please file your letter on EDGAR as correspondence.   Please understand that we may have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, you may contact me at (202) 551-3474 or William J. Schroeder, Staff Accountant, at (202) 551-3294 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Mark Webb, Legal Branch Chief, at (202) 551-3698 or Michael Seaman, Staff Attorney, at (202) 551-3366 with any other questions.

Sincerely,

Sharon M. Blume
Assistant Chief Accountant